                                                                 EXHIBIT 12.1

                        CB RICHARD ELLIS SERVICES, INC.
   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                             (Dollars in thousands)

                                                                                                      Pro Forma
                                                                                                      Combined
                                                                                          Pro Forma    for the
                                                                         Six Months        Combined   Six Months
                                     Year Ended December 31,            Ended June 30,    Year Ended    Ended
                            ----------------------------------------- -----------------  December 31,  June 30,
                             1996    1997    1998     1999     2000    2000     2001         2000       2001
                            ------- ------- ------- -------- -------- -------  -------   ------------ ---------
Income (loss) before
 provision (benefit) for
 income tax...............  $25,809 $45,906 $50,483 $ 39,461 $ 68,139 $11,695 $(11,141)    $ 44,124   $(20,770)
 Less: Equity earnings of
   unconsolidated
   subsidiaries...........      145     --    3,443    7,528    7,112   2,320    2,785        7,112      2,785
  Preferred stock
   dividends (1)..........    1,639   6,557     --       --       --       --      --        26,016     13,008
 Add: Distributed earnings
  of unconsolidated
  subsidiaries............       89   1,440   2,267   12,662    8,389   3,729    2,802        8,389      2,802
  Fixed charges...........   32,136  30,654  42,089   56,524   60,448  29,787   28,782      104,174     50,904
                            ------- ------- ------- -------- -------- ------- --------     --------   --------
Total earnings before
 fixed charges............  $56,250 $71,443 $91,396 $101,119 $129,864 $42,891 $ 17,658     $123,559   $ 17,143
                            ======= ======= ======= ======== ======== ======= ========     ========   ========
Fixed Charges:
 Portion of rent expense
  representative of the
  interest factor (2).....  $ 6,374 $ 8,317 $11,042 $ 17,156 $ 18,748 $ 9,117 $ 10,369     $ 18,748   $ 10,369
 Interest expense.........   24,123  15,780  31,047   39,368   41,700  20,670   18,413       59,410     27,527
 Preferred stock dividends
  (1).....................    1,639   6,557     --       --       --       --      --        26,016     13,008
                            ------- ------- ------- -------- -------- ------- --------     --------   --------
Total fixed charges.......  $32,136 $30,654 $42,089 $ 56,524 $ 60,448 $29,787 $ 28,782     $104,174   $ 50,904
                            ======= ======= ======= ======== ======== ======= ========     ========   ========
Ratio of earnings to fixed
 charges..................     1.75    2.33    2.17     1.79     2.15    1.44     0.61(/3/)    1.19       0.34(/3/)
                            ======= ======= ======= ======== ======== ======= ========     ========   ========

--------
(1) Preferred stock dividend requirements have been reflected at their pre-tax amounts. The 1998 amount does not reflect the deemed dividend associated with the Company's repurchase of convertible preferred stock for $32.3 million.

(2) Represents one-third of operating lease costs which approximates the portion that relates to the interest portion.

(3) Includes a deficiency of $11.1 million for the six months ended June 30, 2001 and a deficiency of $33.8 million for the pro forma six months ended June 30, 2001.